KERRY

RECEIVED
2008 JUN 12 A 10:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

08003210

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

9th June, 2008

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED
JUN 17 2008
THOMSON REUTERS

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,705,635 A Ordinary shares with voting rights.

The above figure (174,705,635) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

30/05/2008

KERRY

RECEIVED

2008 JUN 12 A 10: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

10th June, 2008

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

06 June 2008

Bank of Ireland Asset Management Limited
40 Mespil Road
Dublin 4
Tel 01 637 8000
Fax 01 637 8100
www.biam.ie

Company Secretary,
Kerry Group plc,
Princes Street,
Tralee,
Co Kerry

Notification of Transactions in Shares of Public Limited Companies

Dear Company Secretary,

I refer to Chapter 2 of Part IV of the Companies Act 1990 which requires disclosure, by a person who acquires an interest in 5% or more of the Issued Share Capital of a public limited company, to that company of the holding. Subsequent transactions which change the percentage holding by a whole number must also be notified.

Name of Stock	Kerry Group plc
Reason for disclosure	Decrease in the percentage holding by a whole number from 3% to 2%
Issued Share Capital	174,712,235 units
BIAM Ltd holding*	5,179,178 units / 2.96% of ISC

* Please be advised that these shares are registered in Nominee Company names detailed below, this is on behalf of a range of clients who are the beneficial owners of these shares.

Mellon Nominees Ltd	364,107 units
BNY Custodial Nominees Ltd	31,350 units
Bank of Ireland Nominees Ltd	4,729,973 units
Nortrust Nominees Ltd	53,748 units

If you have any queries please do not hesitate to contact me.

Kind regards,

Tony Rogan | Compliance
Compliance Manager
Bank of Ireland Asset Management
40 Mespil Road, Dublin 4
T +353 1 637 8358 F +353 1 637 8038
Email: tony.rogan@biam.boi.ie
www.biam.ie

Bank of Ireland Asset Management Limited is regulated by the Financial Regulator.
Incorporated and registered in Ireland at above address. Registered number 145221
Member of the Irish Association of Investment Managers

Directors:
S.Crowe, C.Holland, C.Johns (UK), C.Lamb,
P.Laidner, J.Lawlor, K.O Brien, R.O'Donoghue,
M.Sweeney, P.Wood
Secretary: G.Kerr

A member of Bank of Ireland Group

KERRY

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

9th June, 2008

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

Company	**KERRY GROUP PLC**
Free float calculation date	30/05/2008
Connected/interested party shareholdings (in	0.31%
Strategic, long term holdings (in aggregate)	23.79%
Free-float %	75.90%
Contact name in Kerry Group plc **Contact telephone:**	Brian Durran 00 353 66 718 2000
Contact e-mail:	brian.durran@kerry.ie

END